UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 000-20827

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CASS INFORMATION SYSTEMS, INC.
12444 Powerscourt Drive, Suite 550
St. Louis, Missouri 63131

REQUIRED INFORMATION

The Cass Information Systems, Inc. 401(k) Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN INDEX

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee and Plan Participants of
Cass Information Systems, Inc. 401(k) Plan
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cass Information Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2023.

Brentwood, Tennessee
June 29, 2026

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	2025	2024
Investments, at fair value:
Pooled separate accounts	$5,161,052	$4,037,801
Mutual funds	46,226,170	43,777,956
Collective trust funds	85,492,163	73,024,519
Employer common stock	617,038	720,645
Total investments	137,496,423	121,560,921
Notes receivable from participants	2,110,331	1,970,905
Contributions receivable employer	627	—
Contributions receivable participant	940	—
Net assets available for benefits	$139,608,321	$123,531,826

See accompanying notes to financial statements.

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2025 and 2024

	2025	2024
Additions:
Contributions:
Employer	$3,898,809	$3,972,358
Employee	6,582,122	6,623,471
Rollover	2,114,550	7,281,812
Transfer from defined benefit plan	1,196,502	—
	13,791,983	17,877,641
Investment income:
Dividends	538,161	473,846
Net appreciation in fair value of investments	17,535,532	13,860,007
	18,073,693	14,333,853

Interest on notes receivable from participants	188,718	134,711

Total additions	32,054,394	32,346,205

Deductions:
Benefit payments	15,837,592	15,302,635
Administrative expenses	140,307	99,911
Total deductions	15,977,899	15,402,546

Increase in net assets available for benefits	16,076,495	16,943,659

Net assets available for benefits:
Beginning of year	123,531,826	106,588,167
End of year	$139,608,321	$123,531,826

See accompanying notes to financial statements.

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Notes to Financial Statements
December 31, 2025 and 2024

NOTE 1 – PLAN DESCRIPTION

The following description of the Plan provides general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)    Employer Contributions – The amount of employer contributions is determined by the Retirement Plan Committee (the Plan Administrator) of Cass Information Systems, Inc. ("the Company", "the employer", or "Cass"). The amount of employer contributions is also approved by executive management of the Company. For employees that are eligible to participate in the Plan, the Company provides a 3% discretionary contribution and matches 50% of the first 6% of employee contributions, subject to IRS limitations.

In December 2025, the Company, subsequent to the termination of its defined benefit plan and settlement of all remaining liabilities to its participants, transferred excess assets from its defined benefit plan of $1,196,502 to the Plan. These excess assets are expected to be used to partially fund the Company's 3% discretionary contribution during the year ended December 31, 2026 and are in pooled separate accounts on the statement of net assets available for plan benefits at December 31, 2025.

(b)    Employee Contributions – Each plan participant may elect to make contributions to the Plan of 1% to 100% of the participant’s eligible compensation for such fiscal year as long as such contributions do not exceed the maximum permissible by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined contribution and defined benefit plans. In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. Eligible new hires are automatically enrolled for pre-tax contributions at a 6% deferral rate, with automatic annual 1% increases up to 10%, unless they elect otherwise.

On October 31, 2024, the Company terminated its defined benefit plan. At termination, participants of the defined benefit plan had the option of monthly payments, a lump sum distribution and/or rolling the benefits into any qualified plan (including the Cass 401(k) Plan). During 2024, rollover contributions associated with the terminated defined benefit plan of $6,819,079 are included in rollover contributions on the statements of changes in net assets available for benefits.

(c)    Participant Eligibility – Employees (as defined by the Plan) of the Company or its wholly owned subsidiary, Cass Commercial Bank, shall be eligible to become a participant in the Plan the first of the month following the completion of one month of service and upon reaching 21 years of age. Individuals who are ineligible to participate in the Plan consist of (a) individuals who are represented by a bargaining unit that has bargained with the Company in good faith on the subject of retirement benefits; (b) Nonresident aliens with no U.S. income or all such income is exempt from U.S. income tax; (c) leased employees; and (d)

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Notes to Financial Statements
December 31, 2025 and 2024

employees whose primary work location is other than a processing center maintained by the employer and whose job title includes "Offsite."

(d)    Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s match and contributions along with plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting – Employees are 100% vested in any portion of their account resulting from their savings contributions and any rollover contributions. Employer contributions including, but not limited to, matching additional and discretionary are subject to vesting as follows:

Years of service	Vesting percentage
Less than three	—%
Three or more	100%

    If an employee terminates employment before full vesting, the nonvested portions of employer matching and discretionary contributions are used to reduce future contributions or plan administration costs of the Company. At December 31, 2025 and 2024, the forfeited nonvested accounts totaled $7,110 and $15,650, respectively. Employer contributions were reduced from forfeited nonvested accounts by $435,519 and $492,225 during 2025 and 2024, respectively.

(f)    Distributions – Under the terms of the Plan, participants hired prior to January 1, 2017 reaching the age of 59 ½ are eligible to receive their balance prior to January 1, 2017. Participants hired January 1, 2017 and after reaching the age of 65 are eligible to receive the entire balance in all of the accounts maintained for such participant. Participants terminating employment prior to the attainment of age 59 ½ receive their contributions and earnings on such contributions and the employer's contributions and earnings on such contributions, if such amounts are vested. In the event of death, any vested balances in the participant’s account are paid to the designated beneficiary.

(g)    Costs of Plan Administration – Fees and expenses incurred by the Company in the administration of the Plan are paid by the Company or from forfeited nonvested accounts. Expenses solely attributable to the investment of funds are paid with plan assets.

(h)    Notes Receivable From Participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance, per plan provisions. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Notes to Financial Statements
December 31, 2025 and 2024

local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

(a)    Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

(b)    Payments of Benefits - Benefits are recorded when paid.

(c)    Trust Fund – Under the terms of a trust agreement between the Principal Life Insurance Company (the Trustee) and the Company, the Trustee administers a trust fund on behalf of the Plan. Participants may elect to have a portion of their account balances invested in a variety of interests in pooled separate accounts, mutual funds, and collective trust funds investing in debt and equity instruments, and common stock of the Company. In the prior year, participants may have elected to have a portion of their account balance invested in a General Account, which was comprised of investments in guaranteed interest contracts with an insurance company.

(d)    Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, as described more fully in note 3.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)    Notes Receivable From Participants – Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are charged to expense when incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit is recorded in accordance with the plan document.

(f)    Subsequent Events – The Plan has evaluated subsequent events through June 29, 2026, the date the financial statements were issued.

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Notes to Financial Statements
December 31, 2025 and 2024

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan Administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value measurement accounting literature establishes a value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

    Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets and have the highest priority.

    Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

    Level 3 – Inputs to the valuation methodology are unobservable and have the lowest priority.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Employer common stock – valued at the closing price reported on the active market on which the individual securities are traded (Level 1 inputs).

Mutual funds – valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds which are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Notes to Financial Statements
December 31, 2025 and 2024

Collective trust funds – valued at the NAV of the units of the Principal Trust Company collective trusts. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The investments have no unfunded commitments and can be redeemed daily with a one day notice period.

Pooled separate accounts – valued at the NAV of the pooled separate accounts. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The investments have no unfunded commitments and can be redeemed daily with a one day notice period.

The following tables set forth, by level with the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

2025	Quoted market prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$46,226,170	$—	$—	$46,226,170
Employer common stock	617,038	—	—	617,038
	$46,843,208	$—	$—	$46,843,208
Measured at net asset value:
Pooled separate accounts				5,161,052
Collective trust funds				85,492,163
				$137,496,423

2024	Quoted market prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$43,777,956	$—	$—	$43,777,956
Employer common stock	720,645	—	—	720,645
	$44,498,601	$—	$—	$44,498,601
Measured at net asset value:
Pooled separate accounts				4,037,801
Collective trust funds				73,024,519
				$121,560,921

CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Notes to Financial Statements
December 31, 2025 and 2024

NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of pooled separate accounts or collective trust funds managed by Principal Life Insurance Company or affiliates thereof. Principal Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $140,307 and $99,911 for the years ended December 31, 2025 and 2024, respectively.

The Plan invests in common stock of the Company. At December 31, 2025 and 2024, the Plan held 14,861 and 17,615 shares of Company common stock, with fair values of $617,038 and $720,645, respectively. During the years ended December 31, 2025 and 2024, the Plan received cash dividends totaling $23,076 and $24,774, respectively, on shares of Company common stock.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants become 100% vested in their accounts.

NOTE 6 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 – FEDERAL INCOME TAXES

The Internal Revenue Service issued its latest opinion letter on June 30, 2020, which indicates the pre-approved plan document adopted by the Plan qualifies under the provisions of Section 401(a) and the trust is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code, as amended. While various amendments have been made to the Plan since 2020, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule
CASS INFORMATION SYSTEMS, INC.
401(k) PLAN

Employer Identification Number: 43-1265338
Plan Number: 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2025

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		Pooled Separate Accounts:
*	Principal Life Insurance Company	Core Plus Bond Account	**	$2,355,287
*	Principal Life Insurance Company	U.S. Property Account	**	827,730
*	Principal Life Insurance Company	Real Estate	**	175,556
*	Principal Life Insurance Company	Principal S&P 600 Index Fund	**	1,802,479
		Collective Trust Funds:
*	Principal Global Investors Trust Company	Principal Income Fund	**	2,362,661
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2015 Fund	**	150,404
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2020 Fund	**	3,124,086
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2025 Fund	**	2,055,508
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2030 Fund	**	17,611,522
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2035 Fund	**	11,947,542
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2040 Fund	**	15,021,219
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2045 Fund	**	5,003,007
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2050 Fund	**	13,575,494
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2055 Fund	**	3,597,529
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2060 Fund	**	3,279,480
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2065 Fund	**	1,182,630
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2070 Fund	**	40,712
*	Principal Global Investors Trust Company	Principal Stable Value Fund	**	6,540,369
		Mutual Funds:
	Blackrock	Blackrock Inflation Protected Bond Fund	**	460,773
	Fidelity Investments	Fidelity Extended Market Index Fund	**	10,086,431
	Fidelity Investments	Fidelity Total International Index Fund	**	3,719,094
	Fidelity Investments	Fidelity 500 Index Fund	**	18,307,568
	JP Morgan Funds	JP Morgan Equity Income Fund	**	1,401,302
	MFS Investment Management	MFS Growth Fund	**	7,835,057
	Vanguard Group	Vanguard Total Bond Market Index Fund	**	2,619,273
	Vanguard Group	Vanguard International Growth Fund	**	1,796,672
*	Cass Information Systems, Inc.	Employer Common Stock	**	617,038
*	Participant loans	Interest rates at 5.00% to 10.50%	—	2,110,331
				$139,606,754

*    Party-in-interest.
**    Not included for participant-directed investment programs, as permitted under the instructions to Form 5500.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description

23.1	Consent of LBMC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN

By: /s/ Michael J. Normile
Name: Michael J. Normile
Title: Trustee

Date: June 29, 2026